Exhibit 99.26

NEWS RELEASE

PENN WEST AND PETROFUND AGREE TO MERGE AND FORM THE LARGEST CONVENTIONAL OIL & GAS TRUST AND CREATE A GROWTH ORIENTED EXPLORATION COMPANY

The trusts together will form the largest conventional oil & gas trust in North America, with a large, high quality asset base, extensive growth prospects and a strong balance sheet.

Penn West and Petrofund Unitholders will also receive shares in a new, growth oriented exploration company.

Calgary, April 16, 2006/CNW/ – Penn West Energy Trust (“Penn West”) and Petrofund Energy Trust (“Petrofund”) are pleased to announce that they have entered into an arrangement agreement (the “Arrangement”) that provides for the combination of Penn West and Petrofund to create the largest conventional oil and gas trust in North America (the “Combined Trust”) with an enterprise value of more than $11 billion. The Combined Trust will operate under the Penn West name and will be led by the senior management team of Penn West including William Andrew as President and Chief Executive Officer and David Middleton as Executive Vice President and Chief Operating Officer.

Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.6 of a Penn West unit on a tax-deferred basis in Canada and the US. Petrofund unitholders will also receive a one-time special distribution of $1.00 per Petrofund unit, payable immediately prior to the closing of the Arrangement. Including the special distribution, the consideration to be received by the Petrofund unitholders represents a 3.6% premium based on the closing prices on April 13th of Petrofund and Penn West on the TSX, or a 6.3% premium based on the 20-day average unit prices. On completion of the merger, existing Penn West unitholders will own approximately 71 percent and Petrofund unitholders will own approximately 29 percent of the Combined Trust. In addition to the existing Penn West listing on the Toronto Stock Exchange, an application will be made to inter-list the trust units of Penn West on the New York Stock Exchange prior to the Arrangement closing. Petrofund’s trust units are currently listed on the Toronto and American Stock Exchanges.

In addition, unitholders in both Trusts will receive common shares in a new publicly-listed, growth oriented exploration company (“Exploreco”), which will contain assets contributed from both Penn West and Petrofund. Each Penn West unitholder will receive 0.2 of a common share in Exploreco for each Penn West unit held and each Petrofund unitholder will receive 0.12 of a common share in Exploreco for each Petrofund unit held. The senior management team of Petrofund, including Jeffrey Newcommon as President and Chief Executive Officer and Glen Fischer as Chief Operating Officer, will lead Exploreco.

The Arrangement is subject to regulatory approval and the approval of at least 66 2/3 percent of both the Penn West and Petrofund unitholders. It is expected that the unitholder meetings related to the unitholder approvals will be held in late June 2006, with the Arrangement to close shortly thereafter. An Information Circular, prepared jointly by the trusts, will be mailed to unitholders of both Penn West and Petrofund in late May 2006. The Boards of Directors of both trusts have unanimously approved the combination, have agreed to vote their units in favour of the deal, and have received satisfactory fairness opinions from their respective financial advisors.

Highlights of the Combination

The proposed combination allows for unitholders of both Penn West and Petrofund to participate in a larger, stronger and more efficient trust, consistent with the existing business models that emphasize long-term sustainability. The Combined Trust is expected to be more sustainable than the sum of its parts: high-quality, long-life assets, an extensive portfolio of internal growth opportunities and strong financial position and management.

•                  Initial production of 135,000 boe/d, approximately balanced between oil and natural gas, and weighted 86% to light oil, natural gas and NGLs to maintain high operating netbacks

•                  The Combined Trust will hold a large and diverse portfolio of high quality, low decline and long-life assets with a reserve life index of approximately 10.5 years on a proved plus probable basis

•                  The larger capital programs of the Combined Trust will enable the development of the large undeveloped land base to be exploited faster and more effectively

•                  Each of Penn West and Petrofund own interests in major light oil properties that are highly amenable to production and reserve increases using Enhanced Recovery techniques, including CO2 flooding

•                  The Combined Trust will have additional opportunities for unconventional growth including the Peace River Oil Sands Project, an extensive program of farming out undeveloped land and the development of coalbed methane

•                  The Combined Trust will have a greater weighting in the Canadian indexes and should receive increased attention from both institutional and individual investors

•                  The increased size of the Combined Trust will further enhance its ability to pursue large scale, multi-year projects and acquisitions

•                  The Combined Trust will have a strong balance sheet and conservative payout ratio

•                  The Combined Trust is expected to realize administrative and operating efficiencies through economies of scale

•                  Both Penn West and Petrofund unitholders will also participate in the potential upside from Exploreco

Key Operating and Financial Information for the Combined Trust

New Penn West (Pro Forma) (1)

Current Production (boe/d)	135,000 boe/d 38% light oil & NGLs 48% natural gas 14% heavy oil

Current Market Capitalization	$9.9 billion
Net Debt(2)	$1.3 billion
Current Enterprise Value	$11.2 billion

Reserve Estimates(3)
Proved (mmboe)	410
Proved plus Probable (mmboe)	515

Reserve Life Index (P+P)(4)	10.5

Annualized 2006E Cash Flow(5)	$1.5 billion

Annualized 2006 Cash Flow, per month, per unit(5)	$0.53

Estimated 2006 Capital Program	$650 million

Initial Monthly Distributions per Unit	$0.34
Initial Annual Distributions per Unit	$4.08

Total Debt to 2006E Cash Flow Ratio	0.9x

Trust Units Outstanding (millions)	234.0

Undeveloped Land Base (net acres)	4.0 to 4.25 million

Notes:

(1) After the estimated impact of the transfer of assets to Exploreco.

(2) Bank debt plus estimated working capital at March 31, 2006, adjusted for estimated transaction costs and the $1.00/unit special distribution to Petrofund.

(3) Represents the sum of independent reserve reports prepared by GLJ Petroleum Consultants Ltd. as at December 31, 2005.

(4) Based on reserves as at December 31, 2005 and estimated current production.

(5) Based on forecast prices of US$63/bbl WTI for oil and C$8.00/mcf at AECO for natural gas.

Governance

The Combined Trust will be led by Mr. William E. Andrew as President and Chief Executive Officer and David W. Middleton as Executive Vice President and Chief Operating Officer. Subject to the approval of Penn West’s unitholders, John A. Brussa will lead the Combined Trust’s Board of Directors as Chairman. Other Directors to be nominated for the Combined Trust’s Board include William E. Andrew, James C. Smith, George H. Brookman, Murray R. Nunns and Thomas E. Phillips from Penn West’s Board and Jeffery E. Errico, James E. Allard and Frank Potter from Petrofund’s Board.

Distribution Policy

The Combined Trust’s distribution policy will initially be set at $0.34 per unit per month beginning with the first distribution payable following closing of the transaction. If the closing of the Arrangement proceeds as planned, Petrofund unitholders will receive their first $0.34 monthly distribution effective with the July 2006 Penn West distribution, payable on or about August 15, 2006.

To align the distribution payment dates of the two trusts, a special $0.10 per unit distribution adjustment will be paid to the Petrofund unitholders in addition to the $1.00 special distribution.

US Listing Application

Penn West intends to seek a listing of its trust units on the New York Stock Exchange prior to the closing of the Arrangement. The listing is subject to the Combined Trust fulfilling all associated legal and regulatory requirements.

Management estimates that the Combined Trust’s current foreign ownership is 52 percent.

Exploreco Summary

In addition to the creation of the Combined Trust, unitholders of both Penn West and Petrofund will receive common shares in a new, publicly listed, growth oriented exploration company.

Under the Arrangement, it is anticipated that Exploreco will have initial production in the range of 1,500 to 2,000 boe/d and a significant undeveloped land base. The initial assets in Exploreco will be a combination of assets from both Penn West and Petrofund.

The Exploreco management team will be led by Jeffrey Newcommon, as President and Chief Executive Officer, and Glen Fischer, as Chief Operating Officer. The Exploreco Board of Directors will include Jeffery Errico, as Executive Chairman, William Andrew, and other members to be named at a later date.

Board Recommendations

The Boards of Directors of both Penn West and Petrofund have unanimously approved the Arrangement and have concluded that the transaction is in the best interests of the Penn West and Petrofund unitholders, respectively, and each has resolved to recommend that unitholders of Penn West and Petrofund vote their respective units in favour of the proposed Arrangement. The management and boards of both Penn West and Petrofund have also agreed to vote their units in favour of the proposed Arrangement.

The Arrangement prohibits Penn West and Petrofund from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $70 million termination fee.

Advisors

CIBC World Markets Inc. is acting as financial advisor to Petrofund with respect to the Arrangement and has advised the Board of Directors of Petrofund that, subject to review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration to be received by the Petrofund unitholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Petrofund unitholders.

Scotia Capital Inc. is acting as financial advisor to Penn West with respect to the Arrangement and has advised the Board of Directors of Penn West that, subject to review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration to be paid by Penn West to the Petrofund unitholders pursuant to the proposed Arrangement is fair, from a financial point of view to Penn West’s unitholders. BMO Nesbitt Burns Inc., RBC Capital Markets and TD Securities Inc. are acting as strategic advisors to Penn West.

FirstEnergy Capital Corp., GMP Securities L.P. and Tristone Capital Inc. are acting as strategic advisors with respect to Exploreco.

Joint Conference Call and Audio Webcast

Management of Penn West and Petrofund will host a live conference call and audio webcast at 9:00 am Mountain Time (11:00 am Eastern Time) on Monday, April 17, 2006. To participate by telephone, in Toronto and area, call 1-416-644-3423 or elsewhere across North America, toll free: 1-800-814-4861. The call will also be broadcast on the web by visiting http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1439680. An archived telephone recording of the call will be available until April 24, 2006 by calling 1-877-289-8525, passcode 21185568 followed by the pound key, or in the Toronto area by calling 1-416-640-1917, passcode 21185568 followed by the pound key.

Advisory

Certain information regarding Penn West Energy Trust, Petrofund Energy Trust, the Combined Trust and Exploreco and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger and formation of Exploreco, the benefits of the merger, the growth prospects of Exploreco and the listing of the securities of the Combined Trust, Penn West and Exploreco on stock exchanges, may constitute forward-looking statements under applicable securities law and necessarily involve risks and assumptions, including, without limitation, risks and assumptions associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of the merger; ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; and failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West’s and/or Petrofund’s operations or financial results are included in reports on file with

Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Penn West’s website (www.pennwest.com) or Petrofund’s website (www.petrofund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Penn West, Petrofund, the Combined Trust or Exploreco undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio could be misleading as it is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

This news release contains the term “cash flow” that is a non-GAAP measure. Penn West and Petrofund use this measure to help evaluate their respective financial performance. Penn West and Petrofund consider cash flow a key measure as it demonstrates the entity’s ability to pay distributions, to generate funds necessary to repay debt and to fund capital programs. Cash flow should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of the entity’s performance. Cash flow is defined as net income plus non-cash expenses.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

Petrofund Energy Trust is a Calgary based royalty trust that trades on the Toronto Stock Exchange under the symbol PTF.UN and on the American Stock Exchange under the symbol PTF.

For Further Information Contact:

Penn West:	Petrofund:

William E. Andrew	Jeffery E. Errico
President and Chief Executive Officer	President and Chief Executive Officer
(403) 777-2502	(403) 218-8625

David W. Middleton	Jeffrey Newcommon
Executive Vice President and COO	Executive Vice President
(403) 777-3301	(403) 218-8625

Investor Relations	Chris Dutcher
Toll-free: 1-866-693-2707	Director, Business Development
Email: investor_relations@pennwest.com	(403) 218-8625

www.pennwest.com	Investor Relations
Toll-free: 1-866-318-1767
Email: info@petrofund.ca

www.petrofund.ca